December 31, 2019

Kambiz Mahdi
Chief Executive Officer
Clean Energy Technologies, Inc.
2990 Redhill Avenue
Costa Mesa, California 92626

       Re: Clean Energy Technologies, Inc.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed December 19, 2019
           File No. 024-11085

Dear Mr. Mahdi:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 24, 2019 letter.

Amendment No. 1 to Offering Circular on Form 1-A filed December 19, 2019

Use of Proceeds, page 19

1. We note your revised disclosure in response to prior comment 4. Please refer to
      Instruction 6 to Item 6 of Part II of Form 1-A. If any material part of the proceeds is to be used to discharge indebtedness, describe the material terms of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds arising from such indebtedness.
Dilution, page 21

2. We note your computations of net tangible book value prior to and after the offering appear to include intangible assets. Please explain to us the basis for including these
 Kambiz Mahdi
Clean Energy Technologies, Inc.
December 31, 2019
Page 2
      assets in your computations of net tangible book value or revise your disclosures as appropriate.
       You may contact Melissa Gilmore at (202) 551-3777 or Melissa Raminpour, Accounting
Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff
Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.



                                                           Sincerely,
FirstName LastNameKambiz Mahdi
                                                           Division of
Corporation Finance
Comapany NameClean Energy Technologies, Inc.
                                                           Office of
Manufacturing
December 31, 2019 Page 2
cc:       Robert Newman, Esq.
FirstName LastName